Market Securities, LLC

(A wholly owned subsidiary of Market Securities Holdings, Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
March 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69765

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/19___ AND ENDING ___03/31/20___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Market Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Baskett   (917) 924-9812
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

488 Madison Avenue, 3rd Floor	New York		NY	10022
(Address)	(City)	(State)		(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[x] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report
[ ] Supplemental Report on Internal Control required by Regulation 1.16 of the CFTC (Futures
     Commission Merchant)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Erin Baskett, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Market Securities, LLC at March 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

E Baskett

Signature

President

Title

Subscribed and sworn to before me

Gisele

Gisele Nuralieva

5-27-2020

GISELE NURALIEVA
Notary Public
State of New Jersey
My Commission Expires Aug. 24, 2023
I.D.# 2458194



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Market Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Market Securities, LLC's auditor since 2019.

New York, New York
June 5, 2020

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2020

Assets	
Cash	$ 1,178,635
Due from clearing broker	442,512
Commissions receivable	2,025,786
Fees receivable	306,500
Property and equipment, net of accumulated depreciation of $87,066	45,776
Operating lease right-of-use asset	142,660
Due from affiliate	80,500
Other assets	100,661
Total assets	$ 4,323,030
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 205,195
Accrued compensation	2,302,782
Due to affiliate	319,993
Accrued professional fees	72,000
Liabilities subordinated to claims of general creditors	400,000
Operating lease liability	128,610
Total liabilities	3,428,580
Commitments and Contingencies	
Member's equity	894,450
Total liabilities and member's equity	$ 4,323,030

The accompanying notes are an integral part of this financial statement.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Financial Statements
For the year ended March 31, 2020

1.   Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt and options transactions; and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2.   Summary of Significant Accounting Policies

Basis of Presentation
These financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments
Revenue from contracts with customers includes commission income and fees from referral and market commentary fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   Summary of Significant Accounting Policies (continued)

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $2,025,786 at March 31, 2020. Additionally, the Company has fees receivable for market commentary of $306,500 at March 31, 2020. The Company had no contract liabilities at March 31, 2020.

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions and fees receivable
Commissions receivable are comprised of amounts due for processed trades and fees receivable related to amount owed for market commentary. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and writes off amounts which collection is considered to be doubtful. At March 31, 2020, management believed no valuation allowance was warranted.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over an estimated useful life of 3 years.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At March 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for all years.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

2. **Summary of Significant Accounting Policies (continued)**

    Leases
    Effective April 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842) ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities, using the modified retrospective approach, represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. Under the modified retrospective approach selected by the Company, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured.

    Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

    The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

    The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with our leases are recognized on a straight-line basis over the lease term.

    The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

    The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset of $119,191 and operating lease liability of $103,134.

2. **Summary of Significant Accounting Policies (continued)**

    Other information related to leases as of March 31, 2020 are as follows:

Weighted average remaining operating lease term	6 months
Weighted average discount rate of operating leases	5.75%

3.   **Property and Equipment**

Property and equipment at March 31, 2020 consists of:

Computer equipment	$	84,888
Furniture and fixtures		7,193
Leasehold improvements		40,761
		132,842
Less: Accumulated depreciation and amortization		(87,066)
	$	45,776

4.   **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

5.   **Transactions with Related Parties**

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an affiliate, Market Securities LLP ("Market"), whereby the Market provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, Market will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate Market for any or all costs that Market has paid on behalf of the Company through March 31, 2020. During the year ended March 31, 2020, the Company incurred services fees to Market and owes Market for these service fees that have been netted down by referral fees for a total payable to the Market in the amount of $319,993 at March 31, 2020.

.

5. Transactions with Related Parties

During the year ended March 31, 2020, the Company earned referral fees from Kyte Broking Limited ("Kyte") and Market. At March 31, 2020, Kyte owes $80,500 to the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Subordinated Borrowings

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from Market, with an initial maturity of August 11, 2020 and carries and interest rate of 2% per annum. This loan was amended in February 2020 to extend the maturity date to Sept 30, 2021.

In September 2018, the Company borrowed an additional $200,000 pursuant to a Subordinated Loan Agreement, from the same affiliate, maturing in September 2020, which carries an interest rate of 2% per annum.

These Subordinated Loans have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

7. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

8. Commitments

The Company occupies office space pursuant to a non-cancellable membership agreement which expires August 31, 2020. The imputed interest and total operating lease liability are $1,855 and $128,610, respectively.

The Company also has a security deposit of $40,350 relating to the membership.

9. Concentration

Substantially all cash assets of the Company are held primarily by two banks and a single clearing broker dealer.

10. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company had net capital of $885,778, which exceeded the required net capital of $250,000 by $635,778.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2020, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $840,778.

11. **Significant Risk Factors**

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

Financial performance of the Company is subject to future developments related to the COVID-19 outbreak and government advisories and restrictions placed on markets and business activity. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected.

12.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since March 31, 2020 and determined that there are no material events that would require disclosure in the Company's financial statements.